VENECREDIT SECURITIES, INC.

Member SIPC / FINRA

February 28, 2018

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Reference: Annual Audited Report Form X-17A-5 Part III
                     (n) Material Inadequacies

Dear Sirs,

The management of Venecredit Securities, Inc. to the best of its knowledge and also based upon the conclusions of the annual audit for fiscal year 2017 of its independent accountant Crowe Horwarth LLP, we are not aware of any material inadequacies as set forth in paragraph (K)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Alvaro Frias, CEO



George F. Valle, CCO/FINOP